Exhibit 99.1

GasLog Announces Availability of its Annual Report on Form 20-F

For the Year Ended December 31, 2021

Hamilton, Bermuda, March 9, 2022 - GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2021 audited financial statements, free of charge by contacting:

Email: ir@gaslogltd.com

Phone: +1-212-223-0643

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 39 LNG carriers (35 on the water plus 4 under construction). Of these vessels, 20 are owned by GasLog, four have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 15 LNG carriers, 14 are owned by the Company’s subsidiary, GasLog Partners LP, and one has been sold and leased back by GasLog Partners LP.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com